UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102**

(CUSIP Number)

Mr. Sheng Chen
Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
People’s Republic of China
Phone: (+86) 10 8456-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*This statement on Schedule 13D constitutes Amendment No.6 to the initial Schedule 13D (the “Original Schedule 13D”) filed on April 8, 2022 on behalf of each of Mr. Sheng Chen and GenTao Capital Limited, as amended by the Amendment No.1 filed on September 14, 2022 (the “Amendment No.1”), Amendment No.2 filed on February 17, 2023 (the “Amendment No.2”), Amendment No.3 filed on July 12, 2023 (the “Amendment No.3”) Amendment No.4 filed on August 1, 2023 (the “Amendment No.4”) and Amendment No. 5 filed on November 16, 2023 (the “Amendment No. 5”, and together with the Original Schedule 13D, Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, and Amendment No. 5, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), and Class C ordinary shares, par value of $0.00001 per share (“Class C Ordinary Shares”) of VNET Group, Inc., a Cayman Islands company (“Issuer”).

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing six Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

30,067,143 (1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

30,067,143 (1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,067,143 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9% (2) (representing 15.7% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Representing (i) one Class A Ordinary Share held by GenTao Capital Limited (“GenTao”), (ii) 19,670,117 Class B Ordinary Shares held by Fast Horse Technology Limited (“Fast Horse”), (iii) 8,087,875 Class B Ordinary Shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), (iv) four Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C Ordinary Shares held by Personal Group Limited (“Personal Group”), and (iv) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election. Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise and Personal Group and may be deemed to have beneficial ownership of the shares held by them.

(2) Calculation based on 1,545,666,570 outstanding Ordinary Shares as a single class, being the sum of (i) 862,980,995 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) immediately prior to the completion of the Investment (as defined below), (ii) 650,424,192 Class A Ordinary Shares issued to Investor A and Investor B (as defined below) in connection with the Investment, (iii)  30,721,723 outstanding Class B Ordinary Shares, (iv) 60,000 outstanding Class C Ordinary Shares, (v) no outstanding Class D Ordinary Share, par value of $0.00001 per share (“Class D Ordinary Shares”) of the Issuer, and (vi) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

2

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GenTao Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

1(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

1(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%(2) (representing 0.0% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

(1) Representing one Class A Ordinary Share held by GenTao.

(2) Calculation based on 1,545,666,570 outstanding Ordinary Shares as a single class, being the sum of (i) 862,980,995 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) immediately prior to the Investment (as defined below), (ii) 650,424,192 Class A Ordinary Shares issued to Investor A and Investor B (as defined below) in connection with the Investment, (iii) 30,721,723 outstanding Class B Ordinary Shares, (iv) 60,000 outstanding Class C Ordinary Shares, (v) no outstanding Class D Ordinary Share, and (vi) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

3

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fast Horse Technology Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

19,670,117 (1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

19,670,117 (1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,670,117 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(2) (representing 10.8% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 19,670,117 Class B Ordinary Shares held by Fast Horse.

(2) Calculation based on 1,545,666,570 outstanding Ordinary Shares as a single class, being the sum of (i) 862,980,995outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) immediately prior to the Investment, (ii) 650,424,192 Class A Ordinary Shares issued to Investor A and Investor B (as defined below) in connection with the Investment (as defined below), (iii) 30,721,723 outstanding Class B Ordinary Shares, (iv) 60,000 outstanding Class C Ordinary Shares, (v) no outstanding Class D Ordinary Share and (vi) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

4

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunrise Corporate Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

8,087,875(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

8,087,875(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,087,875(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2) (representing 4.4% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 8,087,875 Class B Ordinary Shares.

(2) Calculation based on 1,545,666,570 outstanding Ordinary Shares as a single class, being the sum of (i) 862,980,995 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) immediately prior to the Investment (as defined below), (ii) 650,424,192 Class A Ordinary Shares issued to Investor A and Investor B (as defined below) in connection with the Investment, (iii) 30,721,723 outstanding Class B Ordinary Shares, (iv) 60,000 outstanding Class C Ordinary Shares, (v) no outstanding Class D Ordinary Share and (vi) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

5

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Personal Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

829,490(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

829,490(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,490(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2) (representing 0.4% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

(1) Representing four Class A Ordinary Shares, 769,486 Class B Ordinary Shares, and 60,000 Class C Ordinary Shares held by Personal Group.

(2) Calculation based on 1,545,666,570 outstanding Ordinary Shares as a single class, being the sum of (i) 862,980,995 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) immediately prior to the Investment (as defined below), (ii) 650,424,192 Class A Ordinary Shares issued to Investor A and Investor B (as defined below) in connection with the Investment, (iii) 30,721,723 outstanding Class B Ordinary Shares, (iv) 60,000 outstanding Class C Ordinary Shares, (v) no outstanding Class D Ordinary Share; and (vi) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

6

CUSIP No. G91458 102

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No.6”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No.6 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amendment No. 5 be amended and restated as follows:

Arrangements with New Investors in the Ordinary Shares held in the Issuer

On November 16, 2023, Success Flow International Investment Limited (“Investor A”) and Choice Faith Group Holdings Limited (“Investor B”) (collectively, the “Investors”) entered into an investment agreement (the “Investment Agreement”) and an investor rights agreement pursuant to which Investor A agreed to purchase 455,296,932 Class A Ordinary Shares, and Investor B agreed to purchase 195,127,260 Class A Ordinary Shares (such purchased shares, collectively, the “Purchased Shares” and such investment, the “Investment”). In connection with the Investment made by the Investors in the Issuer, the Reporting Persons and the Investors entered into a voting and consortium agreement, as amended by a supplemental agreement to voting and consortium agreement, dated December 28, 2023 (as amended, the “VCA”). The Investment Agreement, investor rights agreement, and the VCA are collectively referred herein as the “Investment Documents”.

As part of the terms of the Investment, the Investors have agreed to certain restrictions in relation to the portion of Purchased Shares acquired by Investor A (the “Relevant Shares”). First, the Investors have agreed with the Issuer and the Reporting Persons not to transfer or encumber the Relevant Shares during a period commencing on the consummation of the Investment and ending upon the third anniversary of the Investment (the “Lockup Period”), except for the use of such Shares as collateral for bona fide financings and the transfer of such Shares to their permitted assigns under specific conditions.

Second, the Investors have granted the Reporting Persons a right of first offer on the following terms. The right becomes exercisable during the Lockup Period in the event the Relevant Shares are used as collateral in a bona fide financing and the lender seeks to foreclose on all or a portion of such Shares. If the Reporting Persons elect not to exercise such right or their offer is not accepted by the lender, the Investors will support, in their capacity as shareholders, the Issuer’s issuance of additional Shares or other equity securities to the Reporting Persons, insofar as such issuance could avoid the acceleration of the Issuer’s debt repayment obligations or the early redemption of the Issuer’s securities or additional or contingent payment or borrowing obligation, in cash or securities, under the Issuer’s contracts or for the purposes of obtaining a consent or waiver from the counterparty thereof (“Company Default”).

Third, Investor A agreed to vote all the Relevant Shares in accordance with any voting instructions provided by the Reporting Persons during the period beginning from the later of (a) the Interim Period (as defined below), and (b) the occurrence of the Triggering Event (as defined below) and ending upon the third anniversary of the closing date of the Investment (the “Voting Term”), except for certain reserved investor matters as specified therein. Interim Period means the period commencing on the date of closing under the Investment Agreement, being December 28, 2023, and ending on the earlier of (x) February 29, 2024 or sixty (60) calendar days after the date of closing under the Investment Agreement, whichever is later, and (y) termination of the Investment Agreement in accordance the terms thereunder. Triggering Event means the entry by the Issuer of a framework agreement with a third party, pursuant to which the parties agree to enter into a long-term strategic partnership for not less than two years in relation to the low carbon strategy of the Issuer and/or the expansion of the operations of the Issuer in Hong Kong, Taiwan and/or other territories outside mainland China.

Fourth, the Investors covenant, for so long as the Investors in the aggregate continue to own equity securities that (on an as-converted basis) represent no less than 325,212,096 Class A Ordinary Shares (including such Class A Ordinary Shares held in the form of ADSs) (the “Minimum Shareholding Requirement”), (1) not to, and to direct their assigns and successors not to, initiate or support during the Voting Term any proposal (including by voting of the Purchased Shares) or action that would cause a Company Default; (2) during the 90-day period immediately preceding the expiration of the Voting Term, to work with Mr. Sheng Chen and the Issuer to assess whether the expiration of the voting arrangement noted would cause a Company Default, and, if such risks exist, discuss in good faith with the Issuer to work out commercially reasonable solutions; and (3) if a solution cannot be identified or agreed, to extend the voting arrangement by a further three months.

The above covenants were made by the Investors in the Investment Agreement for the benefit of the Issuer and the Investors shall jointly and severally indemnify, among others, the Issuer on breach of such covenants. The Reporting Persons were made third party beneficiaries of such indemnification.

In consideration for the Investors’ agreement to the restrictions described above, the Reporting Persons have made certain undertakings to the Investors as significant shareholders of the Issuer. First, the Reporting Persons warrants that, for so long as the Minimum Shareholding Requirement is satisfied, Mr. Sheng Chen will, at all times, directly or indirectly, own no less than 80% of such number of equity securities (calculated on a fully diluted and as-converted basis) held directly or indirectly by him and his family trusts as of the date of the Investment Agreement.

Second, the Reporting Persons also covenant not to take any actions that would restrict, inhibit, terminate or otherwise adversely affect or prejudice certain rights, powers, preferences or privileges enjoyed by, or actions or entitlements of, the Investors under the terms of the Investment.

Third, the Reporting Persons have agreed that, for so long as the Investors maintain their Minimum Shareholding Requirement in the Issuer, in the event any entity controlled by any of the Reporting Persons plans to conduct an initial public offering or list their shares on a securities exchange, the Investors may elect to exchange their Purchased Shares into shares of such entity.

The foregoing descriptions of the Investment Documents in this Item 6 do not purport to be complete and are qualified in their entirety by reference to Exhibit 99.17, Exhibit 99.18, Exhibit 99.19 and Exhibit 99.20 filed as set forth below and which is incorporated herein by reference.

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Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is supplemented by adding the following:

Exhibit No.	Description
99.17	The Investment Agreement dated November 16, 2023 by and among the Issuer, Investor A and Investor B
99.18	The Investor Rights Agreement dated November 16, 2023 by and among the Issuer, Investor A and Investor B
99.19	The Voting and Consortium Agreement dated November 16, 2023 by and among Mr. Sheng Chen, GenTao, Personal Group, Fast Horse, Sunrise, Investor A and Investor B
99.20	The Supplemental Agreement to the Voting and Consortium Agreement dated December 28, 2023 by and among Mr. Sheng Chen, GenTao, Personal Group, Fast Horse, Sunrise, Investor A and Investor B

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2023

Sheng Chen	By	/s/ Sheng Chen
Sheng Chen

GenTao Capital Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Fast Horse Technology Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Sunrise Corporate Holding Ltd.	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Personal Group Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

9